United States securities and exchange commission logo





                              February 1, 2023

       Anthony Martini
       President
       Exceed Talent Capital Holdings LLC
       160 Varick Street
       New York, NY 10013

                                                        Re: Exceed Talent
Capital Holdings LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed January 6,
2023
                                                            File No. 024-12122

       Dear Anthony Martini:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Summary
       Distributions, page 3

   1. Here and on page 52, please revise to clarify what, if anything, investors might expect to receive as a
distribution.
       Risk Factors
       Risks Related to NFTs
       Lack of regulation of NFTs creates uncertainty..., page 15

   2. Please revise your risk factor to address the uncertainty of whether the NFTs may be considered securities
under the U.S. federal securities laws and the consequences of making an incorrect
assessment that they are not securities, or a regulatory body or court disagreeing with such
assessment. Please also address the potential regulatory risks under
 Anthony Martini
Exceed Talent Capital Holdings LLC
February 1, 2023
Page 2
         the U.S. federal securities laws that the Managing Member could become subject to regulation as a national securities exchange or as a broker-dealer under the Securities
         Exchange Act of 1934. Ensure you address how the foregoing could impact the potential earnings a series could expect to receive from the sales of such NFTs. The Company's Business, page 36

3. Please describe the material terms of your standard agreements to purchase TRAs and any agreements relating to the management of the royalty-generating activities. Please also file the forms of purchase agreements to purchase the TRAs for each of Series Bedtime,
         Series Big Havi, Series Luh Moody, Series DaylinXL, and Series Envy, and any related management agreements, as exhibits to your offering statement.
4. Please include disclosure discussing the launch of the Exceed Rookie Class NFTs.
         Disclose whether you or your parent Exceed Talent Capital LLC minted and distributed the NFTs, disclose the benefits to holders that are listed in your Testing-the-Waters materials, and discuss whether or not these NFTs were offered for free. Please also disclose the reasons for offering these NFTs. To the extent the Exceed Rookie Class
         NFTs will differ from the NFTs described on page 37, please revise your disclosure to highlight the differences.
5. We note that the Managing Member intends to mint and release NFTs, and these will confer to the owner "Exceed Member" status on the Exceed Platform. Please provide us with your legal analysis as to whether the digital assets are securities and whether you are facilitating or engaging in transactions in unregistered securities.
Exhibit 13.1

6. We note that your Testing-the-Waters materials indicate you launched the Exceed Rookie
         Class NFTs in December 2022, and that these NFTs provide the holder with priority list reservations to purchase shares in your series offerings, among other benefits. Please tell us how this solicitation complied with Rule 255, as your TTW materials do not appear to meet the conditions of Rule 255(b). Please also revise your website to include all language required by Rule 255(b)(2).
General

7. Please provide your analysis as to whether the Talent Related Income Agreements,
FirstName LastNameAnthony Martini
       including both the rights to Recording Revenue and to NFT Revenue, are investment
Comapany    NameExceed
       securities            Talent
                   as defined     Capital 3(a)(2)
                              in Section  Holdings   LLCInvestment Company Act.
In your
                                                  of the
       response,
February  1, 2023please
                   Page 2include any relevant case law, no-action letters or other authorities.
FirstName LastName
 Anthony Martini
FirstName LastNameAnthony
Exceed Talent Capital HoldingsMartini
                               LLC
Comapany1,NameExceed
February   2023         Talent Capital Holdings LLC
February
Page 3 1, 2023 Page 3
FirstName LastName
8.       Please provide your analysis as to whether any Series may be
considered an    investment
         company    under the Investment Company Act and, if so, whether any
exemptions or
         exclusions may be applicable. In your response, please cite to any case law, no-action letters or other authorities that you believe may be relevant. Please add related risk factor disclosure.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Andrew Stephenson, Esq.